We will present our 3Q25 results in an interactive meeting, with a Q&A session at the end. Check out the speakers Milton Maluhy CEO Gabriel Amado de Moura CFO Renato Lulia Head of Corporate Strategy, IR and Corporate Development Gustavo Lopes Rodrigues IRO 3Q25 Results Results will be published on the investor relations website on November 4th, after trading hours. Follow Itaú Unibanco's latest news on our Investor Relations website.